PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 06-133 November 1, 2006

PLATINUM GROUP METALS EXPANDS SOUTH AFRICAN TEAM
TO ADVANCE PLATINUM JOINT VENTURE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PTMQF-OTCBB) announces a significant expansion to the team at its South African operations through Platinum Group Metals RSA (Pty) Ltd.  The new additions will focus primarily on the development of the Western Bushveld Joint Venture platinum mine project and exploration of the rest of the 67 square kilometre property in the joint venture.

The pre-feasibility study for the first deposit area, Project 1, is expected to be completed in the next few weeks.  Drilling is continuing across the joint venture area with five machines.

“We have been very fortunate to attract such a qualified senior team to our business at a time when the mining industry is growing and human resources are tight,” said R. Michael Jones, President and CEO of Platinum Group Metals Ltd.  “These new team members will play critical roles as we move the Western Bushveld Joint Venture Project 1 ahead, as well as continue our exploration work on the rest of the property area.”

The new team members include:

Michael Wasserfall, Corporate Counsel.  A senior attorney with over 24 years experience working for mining companies in South Africa including Johannesburg Consolidated Investment Company Limited and Harmony Gold Mining Company Limited, Michael’s duties will include responsibility for maintaining and converting mineral rights and co-ordinating future mining authorization applications, social development plans, environmental planning and mine, health and safety legal requirements.

Ian Kloppers, Financial Manager.  A chartered accountant, Ian spent a number of years at Anglo Platinum and more recently was involved with SASOL. Ian will manage reporting and disclosure procedures, as well as provide financial and enterprise risk guidance and management for the exploration and potential mine development activities.

Len Backhouse, Mine Planner.  Len has 26 years experience in mining, including the roles of chief statistician, mine designer and G2 project leader at Johannesburg Consolidated Investments and shaft planning coordinator and Organic Growth Capital Project team member at Harmony Gold Mining.

Thys Botha, Resource Geologist.  With more than 12 years of experience in South African mining, most recently Thys was employed by Global Geo Services and was involved with modelling, geostatistics and resource calculation.  He has also worked with Goldfields of South Africa, Cluff Platinum PLC and Harmony, where he gained underground experience.

Erika Aling, Geologist: Information Systems.  Recently graduated as a geologist with an Honours degree in specialised geographical information systems, Erika’s responsibilities will include geological visualisation of field data, map compilations, QA & QC, managing the metallurgical sampling process and daily reporting.

PTM is the operator of the Western Bushveld Joint Venture with partners Anglo Platinum and Africa Wide.

ii

About PTM

PTM is based in Vancouver BC, Canada and Johannesburg, South Africa. PTM has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. PTM holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa including a large scale joint venture with Anglo Platinum Limited in the Western Limb of the Bushveld Complex.

PTM is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

“R. Michael Jones”

President and Director

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the Preliminary Assessment will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.